                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                               (Amendment No. 1)
                                   ---------

                              MICHAELS STORES, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  594087-10-8
           --------------------------------------------------------
                                 (CUSIP Number)

                                 David Bester
                      Trident Trust Company (IOM) Limited
                                  P.O. Box 175
                               100 Market Street
                              Douglas, Isle of Man
                             British Isles, IM99ITT
                               011 44 1624 677 055
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             FEBRUARY 25, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                       (Continued on following page(s))

                              Page 1 of 11 Pages
                                        ---

CUSIP No. 594087-10-8                 13D                 Page 2 of 11 Pages
          -----------                                         ---   ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Trident Trust Company (IOM) Limited
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*              (a)  / /
                                                                    (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Isle of Man
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 1,850,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    1,850,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,850,000
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     7.2
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------

CUSIP No. 594087-10-8                 13D                 Page 3 of 11 Pages

This Amendment No. 1 supplements and amends the Statement on Schedule 13D, dated December 23, 1996 (the "Schedule 13D"), by Trident Trust Company (IOM) Limited, an Isle of Man corporation ("Trident"), as the trustee of a trust that holds all of the outstanding shares of common stock of Devotion Limited ("Devotion"), an Isle of Man corporation, and a trust that holds all of the outstanding shares of common stock of Elegance Limited ("Elegance"), an Isle of Man corporation. Capitalized terms used herein which are not otherwise defined are so used with the respective meanings ascribed to them in the
Schedule 13D.

Item 2.   IDENTITY AND BACKGROUND.

     Item 2 is hereby amended by deleting the first paragraph thereof and substituting therefor the following paragraph:

     This statement is being filed by Trident as the trustee of a trust that holds all of the outstanding common stock of Devotion and a trust that holds all of the outstanding shares of common stock of Elegance. Each of Devotion and Elegance holds shares of common stock, par value $0.10 per share ("Common Stock"), of Michaels Stores, Inc. (the "Company"). Trident's principal business is providing trust services. The address of Trident's principal business office is P.O. Box 175, 100 Market Street, Douglas, Isle of Man, British Isles IM99ITT.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended by deleting the second paragraph thereof and substituting therefor the following paragraph:

     The aggregate amount of funds necessary to exercise in full the options granted to Elegance pursuant to the Elegance Option Agreement (as defined below) was $7,000,003.50 (less $333,333.50 paid upon the issuance of such options) and the aggregate amount of funds necessary to exercise the Devotion Option (as defined below) to the extent Devotion had not transferred its interest therein was $7,500,000 (less $375,000 paid upon the issuance of such options). Such funds were obtained from the working capital of Elegance and Devotion, respectively.

Item 4.   PURPOSE OF TRANSACTION.

     Item 4 is hereby amended by adding the following paragraph after the first paragraph thereof:

     The principal purpose of Elegance in exercising the options issued pursuant to the Elegance Option Agreement and the principal purpose of Devotion in exercising the options issued pursuant to the Devotion Option Agreement (to the extent it had not transferred its interest therein) was to acquire direct ownership of shares of Common

CUSIP No. 594087-10-8                 13D                 Page 4 of 11 Pages


Stock in accordance with the terms of the Elegance Option Agreement and the Devotion Option Agreement, respectively.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended by deleting the second paragraph thereof and substituting therefor the following paragraphs:

     Trident beneficially owns 1,850,000 shares, or 7.2% of the outstanding Common Stock. Trident beneficially owns 1,183,333 of such shares by virtue of its having sole dispositive and voting power over shares of Common Stock held by Devotion and 666,667 of such shares by virtue of having sole dispositive and voting power over shares of Common Stock held by Elegance. (The percentage set forth in the preceding sentence is based on 25,722,189 shares of Common Stock outstanding, based on information provided by the Company to Trident.)

     Pursuant to an Assignment and Assumption Agreement, dated February 25, 1997, by and between Devotion and Greenbriar Limited, an Isle of Man corporation (the "Greenbriar Assignment Agreement"), Devotion transferred to Greenbriar Limited its right to purchase 300,000 of the 1,333,333 shares of Common Stock issuable upon exercise of the option (the "Devotion Option") granted pursuant to the Devotion Option Agreement in exchange for an aggregate of $150,000, and pursuant to an Assignment and Assumption Agreement, dated February 25, 1997, by and between Devotion and Sarnia Investments Limited, an Isle of Man corporation (the "Sarnia Assignment Agreement"), Devotion transferred to Sarnia Investments Limited its right to purchase 283,333 of the 1,333,333 shares of Common Stock issuable upon exercise of the Devotion Option in exchange for an aggregate of $141,666.50.

     On February 28, 1997 Devotion exercised its right under the Devotion Option Agreement to purchase 750,000 shares of Common Stock issuable upon exercise of the Devotion Option and on February 28, 1997 Elegance exercised its right under the Elegance Option Agreement to purchase the 666,667 shares of Common Stock issuable upon exercise of the option granted pursuant to the Elegance Option Agreement.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended by adding the following paragraph at the end thereof:

     Pursuant to the Greenbriar Assignment Agreement and the Sarnia Assignment Agreement, Devotion transferred its right to purchase 300,000 and 283,333 shares of Common Stock, respectively, issuable upon exercise of the Devotion Option. A copy of the Greenbriar Assignment Agreement is attached as Exhibit 3 and a copy of the Sarnia Assignment Agreement is attached as
Exhibit 4.  Each of the Greenbriar Assignment

CUSIP No. 594087-10-8                 13D                 Page 5 of 11 Pages


Agreement and the Sarnia Assignment Agreement is incorporated herein by this reference.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended by adding the following exhibits:

          Exhibit 3.          Greenbriar Assignment Agreement.

          Exhibit 4.          Sarnia Assignment Agreement.

CUSIP No. 594087-10-8                 13D                 Page 6 of 11 Pages


                                   SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     May 20, 1997                 TRIDENT TRUST COMPANY (IOM) LIMITED



                                       By: /s/    David H. Bester
                                          -----------------------------------
                                       Name:      David H. Bester
                                            ---------------------------------
                                       Title:    Managing Director
                                             --------------------------------

CUSIP No. 594087-10-8                 13D                 Page 7 of 11 Pages


                                  EXHIBIT INDEX


                       EXHIBIT NO.
                       -----------
     3.        Greenbriar Assignment Agreement
     4.        Sarnia Assignment Agreement